Mail Stop 4561

February 12, 2008

Via U.S. Mail and Facsimile 212.207.6420

Mr. William S. Gorin
President and Chief Financial Officer
MFA Mortgage Investments, Inc.
350 Park Avenue
21st Floor
New York, NY 10022

   Re: **MFA Mortgage Investments, Inc.**
      Form 10-K for fiscal year ended December 31, 2007
      Filed February 14, 2008
      Schedule 14A
      Filed April 8, 2008
      Form 10-Q filed for the period ended June 30, 2008
      Filed July 30, 2008
      File No. 001-13991

Dear Mr. Gorin:

  We have completed our review of the above referenced filings and have no further comments at this time.

        Sincerely,

        Robert Telewicz
        Senior Staff Accountant